UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Consolidated **Earnings Release**

contax

Rio de Janeiro, October 26, 2010

2010

3Q10

IR Contacts

Rodrigo Cuesta
+55 (21) 3131-0692

Bruno Priuli
+55 (21) 3131-0486

Michel Sarkis
+55 (21) 3131-0009

ri@contax.com.br

CTAX3: R$ 32.50

CTAX4: R$ 27.55

CTXNY: US$ 3.14

Market Cap: R$ 1,761 Million

September 30, 2010

Contax Participações S.A. (Bovespa: CTAX3, CTAX4; OTC: CTXNY) announces its results for the third quarter of 2010 (3Q10).

The 3Q10 financial information in this report are in comply with the Federal Law 11,638/07, containing all the adjustments to the financial statements regulated by the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC).

Contents

About Contax	2
Highlights	3
Key Figures	3
Financial Performance	4
Net Operating Revenue (NOR)	5
Costs and Expenses	7
EBITDA	10
Depreciation	12
Net Financial Result	12
Net Income	12
Net Cash	13
Investments (CAPEX)	13
Stock Performance	14
Attachments	16
1. Income Statement	16
2. Balance Sheet	18
3. Cash Flow	19
4. EBITDA Reconciliation	20
5. Net Cash Reconciliation	20
Disclaimer	21

About Contax

Contax S.A. (“Contax”), a subsidiary of Contax Participações S.A., is one of the largest corporate services companies in Brazil and a leader in the contact center and collection industry. It is expanding its portfolio of services to become the only Business Process Outsourcing (BPO) company with broad specialization in customer relationship management (CRM). By providing customized consulting services that differentiate it from competitors, Contax becomes an integral part of the ecosystem and delivery chain of its clients, making effective contributions to their businesses.

Today Contax's operations are concentrated in the segments of customer service, debt collection, telemarketing, retention, back-office, technology services and trade marketing. Contax has 80 clients and its business strategy prioritizes the development of long-term relationships with its clients, which are major companies in a variety of industries, such as telecommunications, finance, utilities and retailing, among others. In September 2010, the Company had 84,551 employees in 9 Brazilian states and the Federal District.

The consolidated results of Contax Participações S.A. presented in this report includes the results of Contax S.A., Todo Soluções em Tecnologia S.A. (Todo!) and Ability Comunicação Integrada Ltda (Ability).

Highlights

  Net Operating Revenue (NOR) of R$ 618.2 million in 3Q10, up 14.0% from 3Q09 and 5.7% higher than in 2Q10.

  EBITDA of R$ 79.0 million in 3Q10, down 5.7% from 3Q09 and up 10.8% from 2Q10.

  As a part of its strategy of broader operations in the consumer relationship services chain, in August 2010, Contax announced the acquisition of 100% of the capital in Ability Comunicação Integrada Ltda. (“Ability”), one of the largest and most highly regarded companies in Brazil's Trade Marketing sector.

  In September 2010, Contax received the first installment (R$ 29.9 million) of the new long-term financing line contracted in March of this year from Banco do Nordeste do Brasil (BNB), which will be used to support its investments in the Northeast region.

  In 3Q10, Contax had four cases awarded by the Brazilian Telecommunications Association (ABT) in the services and telecommunications categories, received five awards for best quality contact center operations, and won top place in the Grand Prix Awards organized by Grupo Padrão. Contax was also the winner in the Professional Services category of the Brazil Intangibles 2010 Awards sponsored by Grupo Padrão and DOM Strategy Partners.

Key Figures

Quarterly Data					3Q10 vs. 2Q10	3Q10 vs. 3Q09
Key Figures		3Q10	2Q10	3Q09	Δ%	Δ%
Net Operating Revenue	R$ million	618.2	584.7	542.3	5.7%	14.0%
EBITDA	R$ million	79.0	71.3	83.8	10.8%	-5.7%
EBITDA Margin	(%)	12.8%	12.2%	15.4%	0.6 p.p.	-2.6 p.p.
Net Income	R$ million	24.6	26.5	32.2	-7.2%	-23.6%
Cash**	R$ million	306.5	345.8	339.2	-11.4%	-9.6%
Debt*	R$ million	280.9	266.5	231.3	5.4%	21.4%
Net Cash*	R$ million	89.7	125.9	107.8	-28.7%	-16.8%
CAPEX	R$ million	51.5	33.5	19.8	53.8%	160.0%
Workstations*	(quantity)	36,789	35,979	33,373	2.3%	10.2%
Employees*	(quantity)	84,551	81,367	73,175	3.9%	15.5%

* Position at end of period
** Considers only cash and cash equivalents under current assets

Year-to-date Data				9M10 vs. 9M09
Key Figures		9M10	9M09	Δ%
Net Operating Revenue	R$ million	1,759.6	1,576.2	11.6%
EBITDA	R$ million	214.9	218.0	-1.4%
EBITDA Margin	(%)	12.2%	13.8%	-1.6 p.p.
Net Income	R$ million	74.6	77.3	-3.5%
Cash**	R$ million	306.5	339.2	-9.6%
Debt*	R$ million	280.9	231.3	21.4%
Net Cash*	R$ million	89.7	107.8	-16.8%
CAPEX	R$ million	106.6	109.9	-3.0%
Workstations*	(quantity)	36,789	33,373	10.2%
Employees*	(quantity)	84,551	73,175	15.5%

* Position at end of period
** Considers only cash and cash equivalents under current assets

Financial Performance

Quarterly Data				3Q10 vs. 2Q10	3Q10 vs. 3Q09
R$ (thousand)	3Q10	2Q10	3Q09	Δ%	Δ%
Net Operating Revenue	618,174	584,740	542,329	5.7%	14.0%
Costs of Services Rendered	(492,376)	(472,659)	(415,549)	4.2%	18.5%
Personnel	(380,448)	(384,918)	(329,709)	-1.2%	15.4%
Third-party	(84,392)	(60,664)	(59,219)	39.1%	42.5%
Rent and Insurance	(22,751)	(22,604)	(23,124)	0.7%	-1.6%
Other	(4,785)	(4,473)	(3,496)	7.0%	36.9%
SG&A	(40,213)	(34,305)	(42,110)	17.2%	-4.5%
Other Oper. Inc. & Expenses, net	(6,548)	(6,451)	(882)	1.5%	n.m.
EBITDA	79,037	71,325	83,788	10.8%	-5.7%
Depreciation & Amortization	(31,335)	(30,093)	(28,161)	4.1%	11.3%
EBIT	47,702	41,232	55,627	15.7%	-14.2%
Financial Result, net	(447)	450	(4,256)	n.m.	n.m.
Other Revenues & Expenses	6	34	(146)	n.m.	n.m.
Income Before Income Tax	47,261	41,717	51,225	13.3%	-7.7%
Income Tax & Social Contribution	(22,444)	(15,175)	(19,144)	47.9%	17.2%
Minority Interest	(227)	(40)	123	n.m.	n.m.
Net Income	24,590	26,502	32,204	-7.2%	-23.6%

n.m. not measured

Year-to-date Data			9M10 vs. 9M09
R$ (thousand)	9M10	9M09	Δ%
Net Operating Revenue	1,759,560	1,576,220	11.6%
Costs of Services Rendered	(1,415,743)	(1,239,148)	14.3%
Personnel	(1,132,531)	(980,815)	15.5%
Third-party	(201,526)	(178,444)	12.9%
Rent and Insurance	(68,888)	(69,854)	-1.4%
Other	(12,798)	(10,035)	27.5%
SG&A	(109,935)	(111,267)	-1.2%
Other Oper. Inc. & Expenses, net	(19,017)	(7,851)	142.2%
EBITDA	214,865	217,953	-1.4%
Depreciation & Amortization	(90,532)	(85,187)	6.3%
EBIT	124,333	132,766	-6.4%
Financial Result, net	56	(12,021)	n.m.
Other Revenues & Expenses	41	(1,105)	n.m.
Income Before Income Tax	124,431	119,641	4.0%
Income Tax & Social Contribution	(49,488)	(42,944)	15.2%
Minority Interest	(366)	587	n.m.
Net Income	74,577	77,284	-3.5%

n.m. not measured

Net Operating Revenue (NOR)

NOR totaled R$ 618.2 million in 3Q10, 14.0% up on 3Q09, or R$ 75.8 million, in absolute terms. The main factors contributing to this growth were: i) the higher volume of operations with existing clients (R$ 49.9 million); ii) contractual price adjustments (R$ 14.3 million) to partially reflect the higher costs; iii) new clients in various segments, including utilities, financial, services and retailing (R$ 4.6 million); and iv) revenue from the Trade Marketing segment (Ability) of R$ 7.0 million.

In comparison with 2Q10, the increase of R$ 33.4 million, or 5.7%, was basically due to following factors: i) the higher volume of operations with existing clients (R$ 22.5 million); ii) revenue from the Trade Marketing segment (Ability) of R$ 7.0 million; and iii) contractual price adjustments (R$ 3.9 million).

As was the case in the previous quarter and despite the stronger demand from its clients, in 3Q10, Contax's growth was partially limited by the lack of infrastructure in certain locations. The expansion of new sites in Belo Horizonte and Recife, which will allow the Company to expand its operations, will be concluded in October and December, respectively.

From the product standpoint, Customer Service continues to account for the bulk of net revenue, representing 63.7% of total revenue in 3Q10. The contribution of this segment to overall NOR increased by 1.8 p.p. in relation to 3Q09 and by 0.3 p.p. on 2Q10. Telemarketing / Retention and Debt Collection operations accounted for 18.0% and 12.6% of NOR, respectively. Telemarketing / Retention operations increased their share of NOR by 1.7 p.p. versus 3Q09 and by 0.5 p.p. from 2Q10. Meanwhile, Debt Collection operations decreased their contribution by 3.7 p.p. from 3Q09 and by 1.4 p.p. in relation to 2Q10.

Costs and Expenses

Quarterly Data				3Q10 vs. 2Q10	3Q10 vs. 3Q09
Costs and Expenses R$ (thousand)	3Q10	2Q10	3Q09	Δ%	Δ%
Net Operating Revenue (NOR)	618,174	584,740	542,329	5.7%	14.0%
Total Costs and Expenses	(539,137)	(513,415)	(458,541)	5.0%	17.6%
% of NOR	87.2%	87.8%	84.6%	-0.6 p.p.	2.6 p.p.
Costs of Services Rendered	(492,376)	(472,659)	(415,549)	4.2%	18.5%
% of NOR	79.6%	80.8%	76.6%	-1.2 p.p.	3.0 p.p.
Personnel	(380,448)	(384,918)	(329,709)	-1.2%	15.4%
Third-party	(84,392)	(60,664)	(59,219)	39.1%	42.5%
Rent and Insurance	(22,751)	(22,604)	(23,124)	0.7%	-1.6%
Other	(4,785)	(4,473)	(3,496)	7.0%	36.9%
SG&A	(40,213)	(34,305)	(42,110)	17.2%	-4.5%
% of NOR	6.5%	5.9%	7.7%	0.6 p.p.	-1.2 p.p.
Other Oper. Income and Expenses	(6,548)	(6,451)	(882)	1.5%	n.m.
% of NOR	1.1%	1.1%	0.2%	0.0 p.p.	0.9 p.p.

Year-to-date Data			Year-to-date Data
R$ (thousand)	9M10	9M09	Δ%
Net Operating Revenue (NOR)	1,759,560	1,576,220	11.6%
Total Costs and Expenses	(1,544,695)	(1,358,267)	13.7%
% of NOR	87.8%	86.2%	1.6 p.p.
Costs of Services Rendered	(1,415,743)	(1,239,148)	14.3%
% of NOR	80.5%	78.6%	1.8 p.p.
Personnel	(1,132,531)	(980,815)	15.5%
Third-party	(201,526)	(178,444)	12.9%
Rent and Insurance	(68,888)	(69,854)	-1.4%
Other	(12,798)	(10,035)	27.5%
SG&A	(109,935)	(111,267)	-1.2%
% of NOR	6.2%	7.1%	-0.8 p.p.
Other Oper. Income and Expenses	(19,017)	(7,851)	142.2%
% of NOR	1.1%	0.5%	0.6 p.p.

Contax’s Costs and Expenses totaled R$ 539.1 million in 3Q10, 17.6% higher than in 3Q09, basically reflecting the growth in operating volume, since most of its costs and expenses originate from services rendered and accompany business volume. As a percentage of NOR, there was an increase of 2.6 p.p. to 87.2% in 3Q10, from 84.6% in 3Q09. This increase was mainly due to the following factors: i) higher personnel costs due to increases in salaries, charges and benefits that were not fully passed through to prices, preparations for various operational expansions, and higher staff turnover and absenteeism, especially in São Paulo, due to the stronger job market; and ii) higher costs with third-party services, which reflect the higher expenses with infrastructure, maintenance and facilities-related services (electricity, security, cleaning and building maintenance), specialized marketing services, sponsorship and donations.

Contax continues to minimize the impacts caused by the increasingly stronger labor market, which has especially been affecting operations in São Paulo, by adopting additional measures to increase the Company's attractiveness for retaining, motivating and hiring its operators in this new scenario. New channels to recruit professionals were also opened in order to not only replace turnover losses, but also to accelerate the Company's capacity to meet the market’s growing demand.

In the comparison of 3Q10 with 2Q10, despite the increase of 5.0% in total Costs and Expenses, which basically reflected the higher volume of services rendered, as a percentage of NOR these items decreased by 0.6 p.p., from 87.8% (2Q10) to 87.2% (3Q10). This decrease basically reflects the lower personnel costs due to the improvement in turnover and absenteeism indicators, which are basically explained by the positive results of the actions cited above, and to the increased productivity in certain operations. In addition, in the quarter, there were also price increases in certain contracts with retroactive base dates, whose negotiations had not yet been concluded in prior quarters, effectively increasing revenue in 3Q10.

A more detailed breakdown of Contax’s costs and expenses follows below.

Cost of Services Rendered

3Q10 versus 3Q09

Cost of Services Rendered was R$ 492.4 million in 3Q10, up R$ 76.8 million, or 18.5%, in relation to 3Q09. As a percentage of NOR, this item increased by 3.0 p.p. to 79.6% in 3Q10, from 76.6% in 3Q09.

  Personnel: increase of R$ 50.7 million, or 15.4%, basically reflecting: i) the expansion in the workforce due to the higher volume of services rendered (R$ 23.5 million); ii) increases in salaries, benefits and charges (R$ 17.2 million); iii) higher costs with training, rescission and hires for operational startups and due to the higher turnover and absenteeism in certain operations (R$ 6.4 million); and iv) personnel costs from the Trade Marketing (Ability) sector that was merged as of September (R$ 3.6 million).

  Third-party Services: increase of R$ 25.2 million, or 42.5%, chiefly explained by higher costs with infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance), and with communication, sponsorship and donations.

  Rent and Insurance: decrease of R$ 0.4 million, or 1.6%, virtually in line with the prior quarter.

3Q10 versus 2Q10

Cost of Services Rendered in 3Q10 increased by R$ 19.7 million, or 4.2%, from 2Q10. As a percentage of NOR, this item decreased by 1.2 p.p., from 80.8% in 2Q10 to 79.6% in 3Q10.

  Personnel: decrease of R$ 4.5 million, or 1.2%, basically reflecting the higher productivity and lower costs with training, rescission and hiring costs related to the launch of new operations and the lower staff turnover and absenteeism in certain operations.
  Third-party Services: increase of R$ 23.7 million, or 39.1%, mainly due to the higher costs with infrastructure maintenance services and facilities (electricity, security, cleaning and building maintenance) and with communication, sponsorship and donations.
  Rent and Insurance: increase of R$ 0.1 million, or 0.7%, virtually in line with the prior quarter.

Selling, General and Administrative (SG&A) Expenses

3Q10 versus 3Q09

SG&A Expenses closed 3Q10 at R$ 40.2 million, down R$ 1.9 million, or 4.5%, in relation to 3Q09. This decrease is basically explained by the reduction in personnel expenses, which was partially offset by the increase in expenses with marketing (advertising and events) and with specialized business-support services.

3Q10 versus 2Q10

In comparison with 2Q10, 3Q10 presented an increase of R$ 5.9 million, or 17.2%, primarily explained by the growth in personnel expenses directly related to the expansion of the management team.

Other Operating Revenue and Expenses

In 3Q10, Other Operating Revenue and Expenses totaled R$ 6.5 million, up R$ 5.7 million from

3Q09, basically reflecting the lack of the nonrecurring credit adjustment to the amounts provisioned for labor contingencies in that period (3Q09), which had been provisioned above the historical average of effective losses. Other Operating Revenue and Expenses remained virtually in line with 2Q10, increasing by only R$ 0.1 million, or 1.5%.

EBITDA1

As was the case in 2Q10, in 3Q10, EBITDA basically continued to be affected by the higher personnel and infrastructure costs resulting from the preparations for the new operations being installed, especially in Recife and Belo Horizonte, as well as the productivity impacts mentioned above caused by higher staff turnover and absenteeism in São Paulo due to the stronger economy and job market. In addition, part of the higher personnel costs that occurred in the year were not fully passed through to revenue in the contractual adjustments with clients, which ended up adversely affecting margins, as measured in the graph below, which compares 3Q09 with 3Q10.

In 3Q10, EBITDA was R$ 79.0 million, down 5.7% from 3Q09 and up 10.8% from 2Q10. EBITDA margin stood at 12.8%, contracting by 2.6 p.p. from 3Q09 and expanding by 0.6 p.p. from 2Q10.

The variations in EBITDA margin are explained in more detail below.

In the comparison of 3Q10 versus 3Q09, EBITDA margin narrowed from 15.4% to 12.8%. The main factors that explain this margin compression of 2.6 p.p. are:

  gain of 0.4 p.p. due to the lack of the nonrecurring expenses that impacted 3Q09;
  loss of 1.0 p.p. from the lower productivity caused mainly by the higher staff turnover and absenteeism in São Paulo and the startup of new operations in Recife and Belo Horizonte;
  loss of 0.8 p.p. due to increases in salaries and benefits, which were partially offset by the contractual price adjustments that occurred in the last 12 months;
  loss of 0.4 p.p. from higher expenses with infrastructure and facilities;
  loss of 0.8 p.p. from other costs.

__________________________________
1EBITDA is net income before tax, net financial expenses, expenses with depreciation and amortization and non-operating income and expenses. EBITDA is not recognized under BR GAAP, does not represent cash flow in the periods presented, should not be considered an alternative to net income and is not an indicator of performance. EBITDA is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use EBITDA as an indicator of its operating performance.

In the comparison of 3Q10 with 2Q10, EBITDA margin increased from 12.2% to 12.8%. The main factors that explain this margin expansion of 0.6 p.p. are:

  gain of 0.8 p.p. due to the price increases negotiated on an annual basis, whose revenue is booked when the negotiations with clients are finalized;

  gain of 0.6 p.p. from productivity gains, which were chiefly due to the improvement in turnover and absenteeism indicators caused primarily by the positive results of the actions implemented to address the effects from the strong job market;

  loss of 0.8 p.p. from other costs.

Depreciation

In 3Q10, depreciation totaled R$ 31.3 million, up R$ 3.2 million, or 11.3%, from 3Q09, reflecting the investments made in the last 12 months to support growth in operations. In comparison with 2Q10, depreciation increased by R$ 1.2 million, or 4.1%, due to new investments made in 2Q10 and 3Q10 to support the expansion in operations.

__________________________________
*Net Adjustments: the net effect on EBITDA margin of the contractual price increases and the increases in direct costs (salaries, etc.).

Net Financial Result

In 3Q10, the Net Financial Result was an expense of R$ 0.4 million, which represents an increase of R$ 3.8 million from 3Q09, basically due to higher interest earned on financial investments due to the higher volume invested and the higher interest rates available for investments in the quarter.

In the comparison of 3Q10 with 2Q10, the Net Financial Result was R$ 0.9 million lower, basically reflecting the lower availability of cash for investment, which was partially offset by the higher interest rates available for investments made in 3Q10.

Net Income

In 3Q10, Contax recorded Net Income of R$ 24.6 million, down R$ 7.6 million from 3Q09. The reduction is basically explained by the R$ 4.8 million drop in EBITDA detailed above, the R$ 3.2 million increase in Depreciation and the R$ 3.3 million increase in Income and Social Contribution taxes, which were partially offset by the R$ 3.8 million improvement in the Net Financial Result.

Compared with 2Q10, Net Income declined by R$ 1.9 million, or 7.2%. This decrease reflects the reduction in the Financial Result of R$ 0.9 million, the increase in depreciation of R$ 1.2 million and the increase in Income and Social Contribution taxes of R$ 7.3 million, which were partially offset by the EBITDA gain of R$ 7.7 million explained earlier.

Net Cash 2

Cash and cash equivalents ended 3Q10 at R$ 370.6 million, down R$ 21.8 million, or 5.5%, in relation to June 2010.

This reduction is explained chiefly by the use of cash for the investment program to expand infrastructure, as well as the cash installment paid for the acquisition of Ability, which in total amounted to R$ 64.9 million, and the repurchase of R$ 11.4 million in stocks by Treasury, which were partially offset by the operating cash flow of R$ 37.5 million and the net inflow of R$ 17.0 million from financial activities.

Gross debt stood at R$ 280.9 million in September 2010, up R$ 14.4 million, or 5.4%, from 2Q10, basically reflecting the disbursement of a new loan contracted with BNB, which was partially offset by the amortization of installments of the BNDES loan and leasing agreements contracted previously.

The Net Cash position stood at R$ 89.7 million at the end of September 2010, down R$ 36.2 million, or 28.7%, in relation to 2Q10, due to the same factors mentioned above.

Investments (CAPEX)

In 3Q10, Contax’s investments totaled R$ 51.5 million. Of the total invested in the quarter, 82.6% was allocated to expanding the Company’s operations, especially for the expansion of sites in the states of Pernambuco, Minas Gerais and Rio Grande do Sul.

Investments						3Q10 vs. 2Q10	3Q10 vs. 3Q09	9M10 vs. 9M09
R$ (thousand)	3Q10	2Q10	3Q09	9M10	9M09		Δ%	Δ%
Revenue growth	42,549	24,262	16,484	89,245	101,583	75.4%	158.1%	-12.1%
Reinvestments	7,157	7,917	1,666	13,981	5,848	-9.6%	329.6%	139.1%
Other	1,781	1,304	1,653	3,412	2,510	36.6%	7.7%	35.9%
Total Investment	51,486	33,483	19,803	106,637	109,941	53.8%	160.0%	-3.0%

3

___________________________________
2 Net Cash is calculated by substracting from cash and financial investmetns the balances of "loans and financing" and "leasing”. Net Cash is not recognized under BR GAAP, does not represent cash flow in the periods presented, should not be considered an alternative to cash and cash equivalents and is not an indicator of performance. Net Cash is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use Net Cash as an indicator of its operating and financial performance.

Capital Markets

The third quarter of 2009 was marked by strong recovery in stock markets worldwide, which began July positively influenced by corporate earnings results, which on average were better than expected, and also due to the positive results of stress testing at European banks. After stocks markets worldwide fell in August, marked by uncertainties regarding the recovery in the U.S. real estate and consumer markets, September renewed hope for investors. News that the expansionist monetary policies in major economies would expand and remain in place for a longer period of time helped mark 3Q10 as the best quarter of the year to date for stocks. The Dow Jones gained 11.1%, while the Ibovespa increased 13.9%, even though the latter was marked by uncertainties regarding the mega capitalization operation carried out by Petrobras in late September.

Contax stock took advantage of this market recovery to end the quarter with gains of 10.2% for the common shares (ONs) and 27.5% for the preferred shares (PNs). The ADRs, which were also influenced by the strengthening of the Brazilian real, posted a gain of 35.9% in the same period.

Despite the fluctuations in global stock markets, the market continues to recognize the high quality of Contax’s management, growth and services and its good earnings visibility.

Quarterly Data ¹				3Q10 vs. 2Q10	3Q10 vs. 3Q09
Share Performance	3Q10	2Q10	3Q09	Δ%	Δ%
Number of Shares (‘000)	59,771	59,771	59,771	-	-
Market Cap (R$ Million)	1,761	1,474	1,236	19.5%	42.5%
Price*
CTAX3 (R$)	32.50	29.50	21.75	10.2%	49.4%
CTAX4 (R$)	27.55	21.60	20.00	27.5%	37.8%
CTXNY (US$)	3.14	2.31	2.19	35.9%	43.4%
Small Cap Index**	1,341	1,137	968	18.0%	38.5%
Ibovespa	69,430	60,936	61,518	13.9%	12.9%
Dow Jones	10,788	9,774	9,712	10.4%	11.1%
Avg. Daily Volume of Shares
CTAX3	18,570	22,052	19,169	-15.8%	-3.1%
CTAX4	94,924	72,384	87,725	31.1%	8.2%
CTXNY	3,744	18,639	120,809	-79.9%	-96.9%
Avg. Daily Financial Volume
CTAX3 (R$)	574,271	600,089	322,317	-4.3%	78.2%
CTAX4 (R$)	2,844,169	1,558,823	1,431,435	82.5%	98.7%
CTXNY (US$)	10,996	33,400	217,073	-67.1%	-94.9%

¹ Amounts adjusted to consider the stock grouping and split on January 15, 2010.
* End of quarter | ** Small Cap Index of the BM&FBovespa | Source: Bloomberg

* BM&FBovespa’s Small Cap Index
** Bovespa Index

ATTACHMENTS

1) Consolidated Income Statement

Quarterly Data				3Q10 vs. 2Q10	3Q10 vs. 3Q09
R$ (thousand)	3Q10	2Q10	3Q09	Δ%	Δ%
Sales and Services Revenues	667,027	630,479	586,323	5.8%	13.8%
Deduction from Gross Sales	(48,853)	(45,739)	(43,994)	6.8%	11.0%
Net Revenue	618,174	584,740	542,329	5.7%	14.0%
Cost of Goods Sold (COGS)	(521,243)	(503,546)	(439,178)	3.5%	18.7%
Gross Profit	96,931	81,194	103,151	19.4%	-6.0%
Operating Revenue (Expenses)	(49,670)	(39,477)	(51,926)	25.8%	-4.3%
Selling Expenses	(6,720)	(4,844)	(6,033)	38.7%	11.4%
G&A Expenses	(35,962)	(28,666)	(40,609)	25.5%	-11.4%
Financial Results	(447)	450	(4,256)	n.m.	-89.5%
Financial Revenues	7,979	7,902	5,128	1.0%	55.6%
Financial Expenses	(8,246)	(7,452)	(9,384)	13.1%	-10.2%
Other Operating Revenues	6,895	3,010	2,071	129.1%	232.9%
Other Operating Expenses	(13,436)	(9,427)	(3,099)	42.5%	333.6%
Income before Taxes	47,261	41,717	51,225	13.3%	-7.7%
Income Tax and Social Contribution Provision	(23,098)	(17,550)	(19,988)	31.6%	15.6%
Deferred Income Taxes	654	2,375	844	-72.5%	-22.5%
Minority Interest	(227)	(40)	123	n.m.	n.m.
Net Income (Loss)	24,590	26,502	32,204	-7.2%	-23.6%
Number of Shares Excluding Treasury (in ‘000) *	59,319	59,688	59,106	n.m.	1.0%
EPS (R$)	0.41	0.44	0.54	-7.2%	-24.4%

* For the purpose of better comparability with 3Q10, the number of shares in 3Q09 was adjusted to reflect the stock grouping and split carried out on January 15, 2010.
n.m. not measured

Year-to-date Data			9M10 vs. 9M09
R$ (thousand)	9M10	9M09	Δ%
Sales and Services Revenues	1,898,011	1,703,692	11.4%
Deduction from Gross Sales	(138,451)	(127,472)	8.6%
Net Revenue	1,759,560	1,576,220	11.6%
Cost of Goods Sold (COGS)	(1,498,726)	(1,311,860)	14.2%
Gross Profit	260,834	264,360	-1.3%
Operating Revenue (Expenses)	(136,403)	(144,719)	-5.7%
Selling Expenses	(19,051)	(21,143)	-9.9%
G&A Expenses	(98,433)	(102,599)	-4.1%
Financial Results	56	(12,021)	n.m.
Financial Revenues	21,976	18,464	19.0%
Financial Expenses	(21,920)	(30,485)	-28.1%
Other Operating Revenues	12,829	8,338	53.9%
Other Operating Expenses	(31,804)	(17,294)	83.9%
Income before Taxes	124,431	119,641	4.0%
Income Tax and Social Contribution Provision	(51,920)	(40,559)	28.0%
Deferred Income Taxes	2,432	(2,385)	n.m.
Minority Interest	(366)	587	n.m.
Net Income (Loss)	74,577	77,284	-3.5%
Number of Shares Excluding Treasury (in ‘000) *	59,319	59,106	1.0%
EPS (R$)	1.26	1.31	-4.4%

* For the purpose of better comparability with 3Q10, the number of shares in 3Q09 was adjusted to reflect the stock grouping and split carried out on January 15, 2010.
n.m. not measured

2) Consolidated Balance Sheet

Balance Sheet R$ (thousand)
Assets	09/30/10	06/30/10	09/30/09
Total Assets	1,290,855	1,142,124	1,034,390
Current Assets	565,023	546,929	532,828
Cash and Cash equivalents	306,522	345,843	339,168
Credits (Clients)	173,004	140,921	130,962
Deferred and Recoverable Taxes	56,453	33,739	43,039
Prepaid Expenses	14,711	14,886	9,396
Other Assets	14,333	11,540	10,263
Non-current Assets	725,832	595,195	501,562
Long Term Assets	200,701	166,248	88,977
Judicial Deposits	81,823	74,206	47,982
Financial Investments	64,075	46,513	-
Deferred and Recoverable Taxes	39,832	33,673	27,697
Credits Receivables	10,576	10,022	11,969
Restricted Cash	2,006	-	-
Other Assets	2,389	1,834	1,329
Fixed Assets	525,131	428,947	412,585
Investments	74,365	-	-
Plant, Property and Equipment	377,849	354,893	329,892
Intangible Assets	72,917	74,054	82,693
Liabilities	09/30/10	06/30/10	09/30/09
Total Liabilities	1,290,855	1,142,124	1,034,390
Current Liabilities	501,585	440,392	401,662
Short-term Loans and Financing	61,359	62,881	50,408
Suppliers	69,933	57,440	57,182
Wages and Benefits	272,596	246,846	229,472
Taxes Payable	85,906	50,392	60,195
Dividend Payable	3,192	3,218	2,193
Obligations with Investment Acquisition	2,000	-	-
Other	6,599	19,615	2,212
Long-term Liabilities	379,204	305,455	261,162
Long-term Loans and Financing	219,523	203,586	180,928
Provisions	85,594	74,855	62,712
Other	74,087	27,014	17,522
Minority Interest	1,810	1,583	1,492
Shareholders’ Equity	408,256	394,694	370,074
Capital Stock	223,873	223,873	223,873
Capital Reserves	13,634	13,406	19,374
Income Reserves	96,172	107,427	60,627
Shares in Treasury	74,577	49,988	66,200

3) Accrued and Consolidated Cash Flow

Cash Flow R$ (thousand)	09/30/2010	09/30/2009
Net Cash – Operating Activities	180,751	178,250
Net Cash from Operating Activities	196,649	207,521
Net Income	74,577	77,284
Depreciation and Amortization	90,530	85,187
Accrued Interest Expenses	14,211	23,099
Monetary Variation (Active) Passive, net	(975)	(1,384)
Contingencies and Other Provisions	21,449	10,704
Instrument Sheet for Share-based Compensation	573	9,729
Deferred Income Tax and Social Contribution Tax	(4,008)	2,385
Participation of Non-controlling Shareholders	364	(587)
(Income) /loss in Sale of Fixed Assets	(73)	1,104
Change in Assets and Liabilities	(15,897)	(29,271)
(Increase) / Decrease in Accounts Receivable	(30,982)	(35,411)
(Increase) / Decrease in Prepaid Expenses	(2,644)	(5,499)
(Increase) / Decrease in Deferred Taxes	15,400	9,674
(Increase) / Decrease in Other Assets	(7,375)	(5,586)
Increase / (Decrease) in Payroll and Related Charges	67,564	47,549
Increase / (Decrease) in Suppliers	(10,422)	(19,664)
Increase / (Decrease) in Taxes Payable	(21,560)	(9,162)
Increase / (Decrease) in Other Liabilities	(11,334)	(259)
Interest Paid on Financial Debt	(14,544)	(10,913)
Other	-	-
Interest Paid on Financial Debt	-	-
Net Cash – Investing Activities	(195,456)	(121,077)
Non-current Financial Investment	(38,333)	-
Restricted Cash	(2,006)	-
Acquisition of Fixed Assets	(106,681)	(109,630)
Judicial Deposits	(28,512)	(11,468)
Sale of Fixed Assets	96	21
Acquisition of Ability	(20,019)	-
Net Cash – Financial Activities	(36,626)	(73,932)
Short-term Cash Investments	-	-
Long-term Cash Investments	69,990	260
Leasing Payments	(8,068)	(25,021)
Dividend Payments	(88,998)	(49,171)
Repurchase of Shares	(20,536)	-
Sale of Shares	10,986	-
Increase (Reduction) in Cash and Cash Equivalents	(51,331)	(16,760)
Cash and Cash Equivalents – Beginning of Period	357,853	355,928
Cash and Cash Equivalents – End of Period	306,522	339,168

4) EBITDA Reconciliation

Quarterly Data				3Q10 vs. 2Q10	3Q10 vs. 3Q09
EBITDA Reconciliation R$ (thousand)	3Q10	2Q10	3Q09	Δ%	Δ%
Net Income	24,590	26,502	32,204	-7.2%	-23.6%
(-) Minority Interest	227	40	(123)	n.m.	n.m.
(+) Income Tax and Social Contribution	22,444	15,175	19,144	47.9%	17.2%
Income Before Taxes	47,261	41,717	51,225	13.3%	-7.7%
(-) Other Revenues and Expenses	(6)	(34)	146	n.m.	n.m.
(+) Financial Expenses	8,426	7,452	9,384	13.1%	-10.2%
(-) Financial Revenues	(7,979)	(7,902)	(5,128)	1.0%	55.6%
(-) Depreciation and Amortization	31,335	30,093	28,161	4.1%	11.3%
EBITDA	79,037	71,325	83,788	10.8%	-5.7%

n.m. not measured

Year-to-date Data			9M10 vs. 9M09
EBITDA Reconciliation R$ (thousand)	9M10	9M09	Δ%
Net Income	74,577	77,284	-3.5%
(-) Minority Interest	366	(587)	n.m.
(+) Income Tax and Social Contribution	49,488	42,944	15.2%
Income Before Taxes	124,431	119,641	4.0%
(-) Other Revenues and Expenses	(41)	1,105	n.m.
(+) Financial Expenses	21,920	30,845	-28.1%
(-) Financial Revenues	(21,976)	(18,464)	19.0%
(-) Depreciation and Amortization	90,532	85,187	6.3%
EBITDA	214,865	217,953	-1.4%

n.m. not measured

5) Net Cash Reconciliation

Quarterly Data				3Q10 vs. 2Q10	3Q10 vs. 3Q09
Net Cash Reconciliation R$ (thousand)	3Q10	2Q10	3Q09	Δ%	Δ%
(+) Cash and equivalents	306,522	345,843	339,168	-11.4%	-9.6%
(+) Financial Investments	64,075	46,513	-	37.8%	n.m.
(-) Loans & Financing	(280,882)	(266,467)	(231,336)	5.4%	21.4%
Net Cash	89,715	125,889	107,832	-28.7%	-16.8%

n.m. not measured

Disclaimer

The information contained in this document relating to the business prospects, estimates of operating and financial results, and growth prospects of Contax are merely projections and as such are based exclusively on Management’s expectations concerning the future of the business. These forward-looking statements depend materially on changes in market conditions, the performance of the Brazilian economy and the industry and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.